SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

Portugal Telecom Annual General
Shareholders’ Meeting

Lisbon, Portugal, 29 April 2005 – Portugal Telecom, SGPS, S.A. (PT) announces that all proposals were approved at the Annual General Shareholders’ Meeting called for 1 April 2005 and postponed until today, as follows:

  Portugal Telecom’s management report, and the individual and consolidated financial statements for 2004.

  Application of the 2004 net income of Euro 500,085,704, as follows:
  - Euro 66,811,650 as retained earnings;
  - Euro 25,004,286 for the legal reserve;
  - Euro 408,269,768 for distribution as dividends, equivalent to a gross dividend of Euro 0.35 per share (or ADR1). The payment of this cash dividend is expected to occur on 27 May 2005 (ex-date: 24 May 2005).

_____________________________________
1 One ADR represents one ordinary share

  Authorisation for the acquisition and sale of treasury shares (up to 10% of the share capital), as well as the acquisition and sale of bonds and other own securities.

  Amendment to the company’s articles of association, in compliance with corporate governance recommendations.

  Reduction of PT’s share capital in the nominal amount of up to Euro 116,648,505, to be executed under the share buyback programme that has also been approved, through the cancellation of up to 116,648,505 treasury shares, representing 10% of PT’s share capital, and the corresponding amendment to the articles of association.

  Authorisation for PT’s Board of Directors to issue convertible bonds up to Euro 600 million. In this context, it was also approved the waiver of the pre-emptive rights of shareholders in subscribing for such convertible bond issue.

  Authorisation for PT’s Board of Directors to issue bonds and other securities up to Euro 1.5 billion.

Additionally, the shareholders approved a vote of confidence in all members of the Board of Directors and the Statutory Audit Board.

This information is also available on PT’s IR website
http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PT and PTCO.IN and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.